16004774

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Received SEC
JUN 20 2016
Washington, DC 20549

Empresa Nacional de Telecomunicaciones S.A.
(Name of Subject Company)

N/A
(Translation of Subject Company's Names into English (if applicable))

Chile
(Jurisdiction of Subject Company's Incorporation or Organization)

Empresa Nacional de Telecomunicaciones S.A.
(Names of Person(s) Furnishing Form)

Common Shares of Empresa Nacional de Telecomunicaciones S.A.
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Felipe Ureta Prieto
Costanera Sur 2760, 21st Floor
Las Condes
Santiago, Chile
Tel.: 56-22 360-3064
(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to:

David L. Williams
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

June 23, 2016
(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

This Form CB comprises pages numbered 1 to 2 consecutively and the exhibits set forth under (a) below.

(a) The following documents are attached as exhibits to this Form CB:

Exhibit number	Description
99.1	English translation of the Spanish language notice to shareholders of Empresa Nacional de Telecomunicaciones S.A. informing them of their share rights pursuant to Article 10 of the Securities Market Law (*Ley de Mercado de Valores*, No. 18.045).
99.2	English translation of the Spanish language letter to shareholders of Empresa Nacional de Telecomunicaciones S.A. informing them of their share rights pursuant to Article 10 of the Securities Market Law (*Ley de Mercado de Valores*, No. 18.045).

(b) Not applicable.

Item 2. ***Informational Legends***

A legend complying with Rule 801(b) under the U.S. Securities Act of 1933, as amended, is included on the outside cover page of the documents attached as exhibits hereto.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

PART III—CONSENT TO SERVICE OF PROCESS

Empresa Nacional de Telecomunicaciones S.A. is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMPRESA NACIONAL DE TELECOMUNICACIONES S.A.

By ____________________

Name: Felipe Ureta Prieto
Title: Chief Financial Officer

Date: June 20, 2016

EXHIBIT INDEX

Exhibit number	Description
99.1	English translation of the Spanish language notice to shareholders of Empresa Nacional de Telecomunicaciones S.A. informing them of their share rights pursuant to Article 10 of the Securities Market Law (*Ley de Mercado de Valores*, No. 18.045).
99.2	English translation of the Spanish language letter to shareholders of Empresa Nacional de Telecomunicaciones S.A. informing them of their share rights pursuant to Article 10 of the Securities Market Law (*Ley de Mercado de Valores*, No. 18.045).

Exhibit 99.1

NOTICE TO U.S. HOLDERS OF COMMON STOCK OF EMPRESA NACIONAL DE TELECOMUNICACIONES S.A.

THE RIGHTS (THE "RIGHTS") TO SUBSCRIBE FOR SHARES OF COMMON STOCK OF EMPRESA NACIONAL DE TELECOMUNICACIONES S.A. ("ENTEL") (THE "SHARES"), AND THE NEW SHARES ISSUABLE UPON THE EXERCISE OF SUCH RIGHTS, HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. THE SHARES ISSUABLE UPON EXERCISE OF THE RIGHTS MAY NOT BE OFFERED, SOLD OR SUBSCRIBED FOR (I) WITHIN THE UNITED STATES, EXCEPT IN A TRANSACTION THAT IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR (II) OUTSIDE THE UNITED STATES, EXCEPT PURSUANT TO REGULATION S UNDER THE SECURITIES ACT, AND, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE STATE SECURITIES LAWS.

THE RIGHTS MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED BY ANY HOLDER OF COMMON STOCK ENTITLED THERETO, DIRECTLY OR INDIRECTLY, EXCEPT OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.

THIS RIGHTS OFFERING IS MADE FOR THE SECURITIES OF A CHILEAN COMPANY. THE OFFER IS SUBJECT TO CHILEAN DISCLOSURE REQUIREMENTS THAT ARE DIFFERENT FROM THOSE OF THE UNITED STATES. FINANCIAL STATEMENTS INCLUDED OR INCORPORATED BY REFERENCE IN THIS OFFERING DOCUMENT HAVE BEEN PREPARED IN ACCORDANCE WITH IFRS AND MAY NOT BE COMPARABLE TO THE FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

IT MAY BE DIFFICULT FOR YOU TO ENFORCE YOUR RIGHTS AND ANY CLAIM YOU MAY HAVE ARISING UNDER THE FEDERAL SECURITIES LAWS, SINCE THE ISSUER IS LOCATED IN CHILE, AND SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF CHILE. YOU MAY NOT BE ABLE TO SUE ENTEL OR ITS OFFICERS OR DIRECTORS IN A CHILEAN COURT FOR VIOLATIONS OF THE U.S. SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL ENTEL, ITS OFFICERS OR DIRECTORS AND ITS AFFILIATES TO SUBJECT THEMSELVES TO A U.S. COURT'S JUDGMENT.

UNTIL 40 DAYS FOLLOWING THE LATER OF (I) THE COMMENCEMENT OF THE SUBSCRIPTION PERIOD FOR THE RIGHTS OFFERING AND (II) THE COMMENCEMENT OF ALLOCATIONS TO INVESTORS IN CONNECTION WITH THE SUBSEQUENT AUCTION OFFERING, IF ANY, OF SHARES UNDERLYING UNEXERCISED RIGHTS IN CHILE, AN OFFER OR SALE OF THE SHARES WITHIN THE UNITED STATES BY A BROKER OR DEALER (WHETHER OR NOT IT IS PARTICIPATING IN THE RIGHTS OFFERING) MAY VIOLATE THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

[ENGLISH TRANSLATION OF ORIGINAL]

FORMAT OF NOTICE TO INFORM WHICH SHAREHOLDERS HAVE PREEMPTIVE RIGHTS

EMPRESA NACIONAL DE TELECOMUNICACIONES S.A.
"ENTEL-CHILE S.A."
SECURITIES REGISTRY NUMBER 0162
SHARE ISSUANCE

a) The Extraordinary Shareholders' Meeting for Empresa Nacional de Telecomunicaciones S.A. (hereinafter referred to as "the Company"), held April 28, 2016, the minutes of which were registered on May 2, 2016, at the public notary N° 37 of Santiago, by Nancy de la Fuente Hernández, approved a capital raise amounting to CLP 357,500,000,000, through the issuance of 71,500,000 shares with no par value. Furthermore, in the extraordinary meeting it was approved that 1,500,000 shares, amounting to CLP 7,500,000,000, that is 2.1% of the issuance, would be allocated to an employee compensation plan. However, the actual number of shares that will be effectively allocated to the compensation plan depends on the total number of shares underwritten, according to article 24 of Law number 18,046.

The aforementioned minutes were recorded in the Registry of Commerce of Santiago folio 31,475 N° 17,468, on May 4, 2016, and published in the Chilean Official Journal N° 41,450, on May 5, 2016.

b) The Chilean Securities Commission, on June 16, 2016, recorded in the Securities Registry N° 1037, the issuance of 71,500,000 shares, of single class and no par value, for a total amount of CLP 357,500,000,000, charged to the share capital account. It is noted that in meetings held May 2 and June 6, 2016, the Company's Board of Directors approved the issuance of 1,500,000 shares to be allocated to an employee compensation plan, in addition to a total of 64,814,815 shares to be offered preferably to shareholders. The period for the share issuance, underwriting and funding is three years, starting as of April 28, 2016, applicable to shares offered to shareholders and assignees during the preference exercise period, as well as to shares allocated to the employee compensation plan.

c) The funds raised in the issuance will be used to finance Company investments during the period of 2016-2020, including the purchase of spectrum and other expenditures, in Chile and in Peru.

The Company's Board of Directors is responsible for determining the specific investment amounts, prioritization, disbursements and in a general manner decide on all relevant variables for the materialization of these investments, in accordance to evaluations and adjustments that the Board periodically determines, taking into account the business dynamics. Nevertheless, management estimates that a significant portion of the funds received, no less than 30%, will be allocated to investments in its mobile telephony subsidiary in Peru.

It is important to note the investments mentioned above for the 2016-2020 period will be financed as well with own resources and bank debt.

d) In this first instalment of the 70,000,000 new shares recorded in the Securities Registry (and not allocated to the employee compensation plan), 64,814,815 shares will be offered with preference to shareholders, whose preemptive rights are 0.274030959 new shares for every one share owned and registered in the Shareholders Registry as of midnight on June 17, 2016. The fraction of shares from this calculation will be rounded to the next integer. If the fraction is above 0.5, the fraction will be rounded to the next odd number.

The shares will be offered at a price of CLP 5,400 per share, paid immediately upon subscription, in cash, cashier's check, check, electronic transfer or via any banking method with immediate availability, deferred payments will not be accepted.

The notification of preference to subscribe to the shares, which begins the preference period, will be published in the local newspaper "*El Mercurio*" on June 17, 2016.

e) The shareholders or assignees with preemptive rights shall subscribe within a period of 30 days, from the start of the preference period, that is between June 23, 2016 and July 22, 2016, the rights are forfeited if subscription is not done within the allotted period.

f) The preemptive right can be waved and transferred within the 30-day period mentioned in item e) above. The transfer of the options must be made through a private agreement signed by the assignor and assignee, witnessed by two of-age individuals, or a stock broker, or public notary, or via a public deed signed by the assignor and assignee. The transfer shall only take effect once the Company is made known, through presenting such document, in which the transfer and respective certificate of preference rights, in cases where the latter was issued by the Company.

Upon request by the shareholders or assignees, the Company can make a certificate that features the preference rights they possess. This certificate will be issued the next working day following the request, available at the office of the Company's Shareholders Registry, managed by DCV Registros S.A., located at Huérfanos N°770, floor 22, Santiago, between 9:00 and 14:00. Any other record or inquiry related to the transfer of preferential rights should be directed to the Company.

g) The shares that are not subscribed by shareholders or assignees holding preemptive rights will be offered by the Board of Directors exclusively to shareholders and assignees that during the exercise of their option demonstrate intent to subscribe to a higher number of shares. To such an effect, the shareholders or assignees, during the preferential offer period and at the moment of subscribing and funding the new shares to which they have rights, should express, in written form to the Company their intent to subscribe to a higher number of shares than allocated in the period of preferential option (the "Interested Shareholders for the Second Period").

Within 5 working days, following the preferential option period above referenced in the first paragraph of item f), the Board of Directors will allot the shares not subscribed to and paid for within the aforementioned period, among the Interested Shareholders for the Second Period, pro-rated by the number of shares that said Shareholders subscribed to in the total number of shares subscribed during the preferential option period.

The CEO will communicate the number of additional allocated shares to each of the Interested Shareholders for the Second Period by means of regular mail sent to the address on file with the Company. Upon receipt of the letter, the Interested Shareholders for the Second Period may subscribe to the shares offered in this second period, at a price to be set by the Board of Directors, which shall not be lower than the preference offer, payable in the same manner indicated in item d), within 5 working days of the receipt of the said letter. To this end, non-working days are considered Saturdays, Sundays and holidays.

The remaining shares that are not subscribed, if any, shall be offered by the Board of Directors, at a later moment, as the Board sees fit, subject to the fact the offer may not be made at a more attractive price or conditions than the preference offer. However, following 30 calendar days from the preference offer, said shares shall be offered in whole or in part, to third parties at a price and conditions that differ from the preference offer, insomuch as it is done through a stock exchange, according to the second subsection of article 29 of the Chilean Corporations Law.

h) Below is the monthly traded summary of the Company's stock on the *Bolsa de Comercio de Santiago* (Santiago Stock Exchange), the *Bolsa Electrónica de Chile* (Chilean Electronic Stock Exchange) and *Bolsa de Corredores* (Valparaiso Stock Exchange) over the past 12 months:

Month	Traded Volume	Traded Amount	Average Price per Share
06 - 2015	5,058,488	$36,198,282,123	$7,155.95
07 - 2015	3,228,739	$22,408,013,267	$6,940.17
08 - 2015	7,166,161	$45,648,274,706	$6,369.98
09 - 2015	5,185,286	$33,400,303,808	$6,441.36
10 - 2015	4,181,921	$27,477,825,874	$6,570.62
11 - 2015	3,258,383	$21,021,305,798	$6,451.45
12 - 2015	5,348,824	$34,203,914,867	$6,394.66
01 - 2016	4,223,297	$27,205,563,756	$6,441.78
02 - 2016	4,365,207	$27,046,623,798	$6,195.95
03 - 2016	4,539,812	$26,414,798,241	$5,818.48
04 - 2016	2,784,559	$16,466,615,352	$5,913.55
05 - 2016	6,611,490	$38,858,427,337	$5,877.41

i) The shares have been rated as follows:

- Fitch Chile Clasificadora de Riesgo Limitada: "First Class Level 1 (cl). Negative outlook." The rating was based on financial statements as of March 31, 2016.

- ICR Compañía Clasificadora de Riesgo Limitada: "First Class Level 1 (cl). Stable outlook." The rating was based on financial statements as of March 31, 2016.

The Company requested a third rating agency, Feller-Rate Clasificadora de Riesgo Limitada, for its rating, which figured as such: "First Class Level 2 (cl). Stable outlook." The rating was based on financial statements as of March 31, 2016. In any case, this last rating is subject to the approval of the Risk Classification Commission of Chile.

j) From the total of 71,500,000 shares issued, 1,500,000 of these shares will be allocated to the employee compensation plan of the Company and its subsidiaries (the "2016 Employee Compensation Plan"). Shareholders will not have preemptive rights over these shares.

The Board of Directors will nominate the employees from the Company and its subsidiaries to be included in the 2016 Employee Compensation Plan, with recommendations provided by the Chairman and Vice-Chairman of the Board of Directors, taking into account criteria such as tenure, position, earnings impact, responsibility in the function, team work, performance and potential development and importance within the Company, given level of studies and experience. Furthermore, the Board will determine the number of shares each person shall receive. The allotment will be communicated to the employee by means of regular mail sent to their domicile (the "Offer" of the "Offer Letter"), which will include instructions on the acceptance of the offer and a version of the share offer contract. The Offer will contain the maximum number of shares the employee can subscribe to, the final number of shares being subject to article 24 of Corporations Law N° 18,046 – i.e. that the total number of shares subscribed by employees is pro-rated to the amount of shares in the Capital Raise to the portion not reserved for compensation plans that are effectively subscribed.

The price to be paid for each share allocated to the 2016 Compensation Plan is CLP 5,400 per share.

The employee that receives the Offer Letter and wishes to accept must subscribe via the aforementioned offer contract, by including the number of shares requested, which may not under any circumstance be higher than the maximum number of shares indicated in the Offer Letter, the employee must disburse the corresponding amount within 25 working days of the mailing of the Offer Letter. For this purpose, the employee must deliver the offer contract duly signed to the Company Human Resources Manager, together with the proof of payment for the shares. The offer contract contains a clause that forbids the encumbering or disposing of said shares for a period of 180 days, following the subscription date.

The shares must be paid immediately upon subscription, in cash, check, cashier's check, electronic transfer or any banking method with same cash effect.

A condition to subscribe and pay for the shares is that the nominated employee maintains an employment relationship with the Company at the moment of subscribing to the shares. The Offer cannot be assigned, burdened or transferred, through any means by the employee. It is understood the employee declines the Offer if he or she does not deliver the signed offer contract to the Human Resources Manager and the proof of payment for the shares, within the aforementioned period.

CHIEF EXECUTIVE OFFICER

Exhibit 99.2

NOTICE TO U.S. HOLDERS OF COMMON STOCK OF EMPRESA NACIONAL DE TELECOMUNICACIONES S.A.

THE RIGHTS (THE "RIGHTS") TO SUBSCRIBE FOR SHARES OF COMMON STOCK OF EMPRESA NACIONAL DE TELECOMUNICACIONES S.A. ("ENTEL") (THE "SHARES"), AND THE NEW SHARES ISSUABLE UPON THE EXERCISE OF SUCH RIGHTS, HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. THE SHARES ISSUABLE UPON EXERCISE OF THE RIGHTS MAY NOT BE OFFERED, SOLD OR SUBSCRIBED FOR (I) WITHIN THE UNITED STATES, EXCEPT IN A TRANSACTION THAT IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR (II) OUTSIDE THE UNITED STATES, EXCEPT PURSUANT TO REGULATION S UNDER THE SECURITIES ACT, AND, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE STATE SECURITIES LAWS.

THE RIGHTS MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED BY ANY HOLDER OF COMMON STOCK ENTITLED THERETO, DIRECTLY OR INDIRECTLY, EXCEPT OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.

THIS RIGHTS OFFERING IS MADE FOR THE SECURITIES OF A CHILEAN COMPANY. THE OFFER IS SUBJECT TO CHILEAN DISCLOSURE REQUIREMENTS THAT ARE DIFFERENT FROM THOSE OF THE UNITED STATES. FINANCIAL STATEMENTS INCLUDED OR INCORPORATED BY REFERENCE IN THIS OFFERING DOCUMENT HAVE BEEN PREPARED IN ACCORDANCE WITH IFRS AND MAY NOT BE COMPARABLE TO THE FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

IT MAY BE DIFFICULT FOR YOU TO ENFORCE YOUR RIGHTS AND ANY CLAIM YOU MAY HAVE ARISING UNDER THE FEDERAL SECURITIES LAWS, SINCE THE ISSUER IS LOCATED IN CHILE, AND SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF CHILE. YOU MAY NOT BE ABLE TO SUE ENTEL OR ITS OFFICERS OR DIRECTORS IN A CHILEAN COURT FOR VIOLATIONS OF THE U.S. SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL ENTEL, ITS OFFICERS OR DIRECTORS AND ITS AFFILIATES TO SUBJECT THEMSELVES TO A U.S. COURT'S JUDGMENT.

UNTIL 40 DAYS FOLLOWING THE LATER OF (I) THE COMMENCEMENT OF THE SUBSCRIPTION PERIOD FOR THE RIGHTS OFFERING AND (II) THE COMMENCEMENT OF ALLOCATIONS TO INVESTORS IN CONNECTION WITH THE SUBSEQUENT AUCTION OFFERING, IF ANY, OF SHARES UNDERLYING UNEXERCISED RIGHTS IN CHILE, AN OFFER OR SALE OF THE SHARES WITHIN THE UNITED STATES BY A BROKER OR DEALER (WHETHER OR NOT IT IS PARTICIPATING IN THE RIGHTS OFFERING) MAY VIOLATE THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

[ENGLISH TRANSLATION OF ORIGINAL]

EMPRESA NACIONAL DE TELECOMUNICACIONES S.A.
"ENTEL-CHILE S.A."
SECURITIES REGISTRY NUMBER 0162
SHARE ISSUANCE

June 17, 2016

Dear Shareholder
Empresa Nacional de Telecomunicaciones S.A.
Securities Registry N° 1037, June 16, 2016

The Company informs the following:

a) The Extraordinary Shareholders' Meeting for Empresa Nacional de Telecomunicaciones S.A. (hereinafter referred to as "the Company"), held April 28, 2016, the minutes of which were registered on May 2, 2016, at the public notary N° 37 of Santiago, by Nancy de la Fuente Hernández, approved a capital raise amounting to CLP 357,500,000,000, through the issuance of 71,500,000 shares with no par value. Furthermore, in the extraordinary meeting it was approved that 1,500,000 shares, amounting to CLP 7,500,000,000, that is 2.1% of the issuance, would be allocated to an employee compensation plan. However, the actual number of shares that will be effectively allocated to the compensation plan depends on the total number of shares underwritten, according to article 24 of Law number 18,046.

   The aforementioned minutes were recorded in the Registry of Commerce of Santiago folio 31,475 N° 17,468, on May 4, 2016, and published in the Chilean Official Journal N° 41,450, on May 5, 2016.

b) The Chilean Securities Commission, on June 16, recorded in the Securities Registry N° 1037, the issuance of 71,500,000 shares, of single class and no par value, for a total amount of CLP 357,500,000,000, charged to the share capital account. It is noted that in meetings held May 2 and June 6, 2016, the Company's Board of Directors approved the issuance of 1,500,000 shares to be allocated to an employee compensation plan, in addition to a total of 64,814,815 shares to be offered preferably to shareholders. The period for the share issuance, underwriting and funding is three years, starting as of April 28, 2016, applicable to shares offered to shareholders and assignees during the preference exercise period, as well as to shares allocated to the employee compensation plan.

c) The funds raised in the issuance will be used to finance Company investments during the period of 2016-2020, including the purchase of spectrum and other expenditures, in Chile and in Peru.

The Company's Board of Directors is responsible for determining the specific investment amounts, prioritization, disbursements and in a general manner decide on all relevant variables for the materialization of these investments, in accordance to evaluations and adjustments that the Board periodically determines, taking into account the business dynamics. Nevertheless, management estimates that a significant portion of the funds received, no less than 30%, will be allocated to investments in its mobile telephony subsidiary in Peru.

It is important to note the investments mentioned above for the 2016-2020 period will be financed as well with own resources and bank debt.

d) In this first instalment of the 70,000,000 new shares recorded in the Securities Registry (and not allocated to the employee compensation plan), 64,814,815 shares will be offered with preference to shareholders, whose preemptive rights are 0.274030959 new shares for every one share owned and registered in the Shareholders Registry as of midnight on June 17. The fraction of shares from this calculation will be rounded to the next integer. If the fraction is above 0.5, the fraction will be rounded to the next odd number.

The shares will be offered at a price of CLP 5,400 per share, paid immediately upon subscription, in cash, cashier's check, check, electronic transfer or via any banking method with immediate availability, deferred payments will not be accepted.

The notification of preference to subscribe to the shares, which begins the preference period, will be published in the local newspaper "*El Mercurio*" on June 17.

e) The shareholders or assignees with preemptive rights shall subscribe within a period of 30 days, from the start of the preference period, that is between June 23 and July 22, the rights are forfeited if subscription is not done within the allotted period.

f) The preemptive right can be waved and transferred within the 30-day period mentioned in item e) above. The transfer of the options must be made through a private agreement signed by the assignor and assignee, witnessed by two of-age individuals, or a stock broker, or public notary, or via a public deed signed by the assignor and assignee. The transfer shall only take effect once the Company is made known, through presenting such document, in which the transfer and respective certificate of preference rights, in cases where the latter was issued by the Company.

Upon request by the shareholders or assignees, the Company can make a certificate that features the preference rights they possess. This certificate will be issued the next working day following the request, available at the office of the Company's Shareholders Registry, managed by DCV Registros S.A., located at Huérfanos N°770, floor 22, Santiago, between 9:00 and 14:00. Any other record or inquiry related to the transfer of preferential rights should be directed to the Company.

g) The shares that are not subscribed by shareholders or assignees holding preemptive rights will be offered by the Board of Directors exclusively to shareholders and assignees that during the exercise of their option demonstrate intent to subscribe to a higher number of shares. To such an effect, the shareholders or assignees, during the preferential offer period and at the moment of subscribing and funding the new shares to which they have rights, should express, in written form to the Company their intent to subscribe to a higher number of shares than allocated in the period of preferential option (the "Interested Shareholders for the Second Period").

Within 5 working days, following the preferential option period above referenced in the first paragraph of item f), the Board of Directors will allot the shares not subscribed to and paid for within the aforementioned period, among the Interested Shareholders for the Second Period, pro-rated by the number of shares that said Shareholders subscribed to in the total number of shares subscribed during the preferential option period.

The CEO will communicate the number of additional allocated shares to each of the Interested Shareholders for the Second Period by means of regular mail sent to the address on file with the Company. Upon receipt of the letter, the Interested Shareholders for the Second Period may subscribe to the shares offered in this second period, at a price to be set by the Board of Directors, which shall not be lower than the preference offer, payable in the same manner indicated in item d), within 5 working days of the receipt of the said letter. To this end, non-working days are considered Saturdays, Sundays and holidays.

The remaining shares that are not subscribed, if any, shall be offered by the Board of Directors, at a later moment, as the Board sees fit, subject to the fact the offer may not be made at a more attractive price or conditions than the preference offer. However, following 30 calendar days from the preference offer, said shares shall be offered in whole or in part, to third parties at a price and conditions that differ from the preference offer, insomuch as it is done through a stock exchange, according to the second subsection of article 29 of the Chilean Corporations Law.

h) Below is the monthly traded summary of the Company's stock on the *Bolsa de Comercio de Santiago* (Santiago Stock Exchange), the *Bolsa Electrónica de Chile* (Chilean Electronic Stock Exchange) and *Bolsa de Corredores* (Valparaiso Stock Exchange) over the past 12 months:

Month	Traded Volume	Traded Amount	Average Price per Share
06 - 2015	5,058,488	$36,198,282,123	$7,155.95
07 - 2015	3,228,739	$22,408,013,267	$6,940.17
08 - 2015	7,166,161	$45,648,274,706	$6,369.98
09 - 2015	5,185,286	$33,400,303,808	$6,441.36
10 - 2015	4,181,921	$27,477,825,874	$6,570.62
11 - 2015	3,258,383	$21,021,305,798	$6,451.45
12 - 2015	5,348,824	$34,203,914,867	$6,394.66
01 - 2016	4,223,297	$27,205,563,756	$6,441.78
02 - 2016	4,365,207	$27,046,623,798	$6,195.95
03 - 2016	4,539,812	$26,414,798,241	$5,818.48
04 - 2016	2,784,559	$16,466,615,352	$5,913.55
05 - 2016	6,611,490	$38,858,427,337	$5,877.41

i) The shares have been rated as follows:

- Fitch Chile Clasificadora de Riesgo Limitada: "First Class Level 1 (cl). Negative outlook." The rating was based on financial statements as of March 31, 2016.
- ICR Compañía Clasificadora de Riesgo Limitada: "First Class Level 1 (cl). Stable outlook." The rating was based on financial statements as of March 31, 2016.

The Company requested a third rating agency, Feller-Rate Clasificadora de Riesgo Limitada, for its rating, which figured as such: "First Class Level 2 (cl). Stable outlook." The rating was based on financial statements as of March 31, 2016. In any case, this last rating is subject to the approval of the Risk Classification Commission of Chile.

j) From the total of 71,500,000 shares issued, 1,500,000 of these shares will be allocated to the employee compensation plan of the Company and its subsidiaries (the "2016 Employee Compensation Plan"). Shareholders will not have preemptive rights over these shares.

The Board of Directors will nominate the employees from the Company and its subsidiaries to be included in the 2016 Employee Compensation Plan, with recommendations provided by the Chairman and Vice-Chairman of the Board of Directors, taking into account criteria such as tenure, position, earnings impact, responsibility in the function, team work, performance and potential development and importance within the Company, given level of studies and experience. Furthermore, the Board will determine the number of shares each person shall receive. The allotment will be communicated to the employee by means of regular mail sent to their domicile (the "Offer" of the "Offer Letter"), which will include instructions on the acceptance of the offer and a version of the share offer contract. The Offer will contain the maximum number of shares the employee can subscribe to, the final number of shares being subject to article 24 of Corporations Law N° 18,046 – i.e. that the total number of shares subscribed by employees is pro-rated to the amount of shares in the Capital Raise to the portion not reserved for compensation plans that are effectively subscribed.

The price to be paid for each share allocated to the 2016 Compensation Plan is CLP 5,400 per share.

The employee that receives the Offer Letter and wishes to accept must subscribe via the aforementioned offer contract, by including the number of shares requested, which may not under any circumstance be higher than the maximum number of shares indicated in the Offer Letter, the employee must disburse the corresponding amount within 25 working days of the mailing of the Offer Letter. For this purpose, the employee must deliver the offer contract duly signed to the Company Human Resources Manager, together with the proof of payment for the shares. The offer contract contains a clause that forbids the encumbering or disposing of said shares for a period of 180 days, following the subscription date.

The shares must be paid immediately upon subscription, in cash, check, cashier's check, electronic transfer or any banking method with same cash effect.

A condition to subscribe and pay for the shares is that the nominated employee maintains an employment relationship with the Company at the moment of subscribing to the shares. The Offer cannot be assigned, burdened or transferred, through any means by the employee. It is understood the employee declines the Offer if he or she does not deliver the signed offer contract to the Human Resources Manager and the proof of payment for the shares, within the aforementioned period.

CHIEF EXECUTIVE OFFICER